UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 25, 2019

(Date of earliest event reported)

HC GOVERNMENT REALTY TRUST, INC.

(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

390 S. Liberty Street, Suite 100
Winston-Salem, NC 27101

(Full mailing address of principal executive offices)

(336) 477-2535
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9. OTHER EVENTS

On March 25, 2019, in connection with the closing of the previously announced recapitalization transaction, HC Government Realty Trust, Inc. changed its mailing address to 390 S. Liberty Street, Suite 100, Winston-Salem, NC 27101 and its telephone number to (336) 477-2535.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

Date: March 27, 2019	By:	/s/ Jacqlyn Piscetelli
Name: Jacqlyn Piscetelli
Title: Chief Financial Officer